Vestas

RECEIVED

Copenhagen Stock E
Nikolaj Plads 6
1067 Copenhagen K



07021911

SUPPL

Randers, 13 March 2007
Stock exchange announcement No. 5/2007

Vestas receives large order for V90-3.0 MW turbines for Turkey

Vestas has received a 90 MW order for 30 units of the V90-3.0 MW turbine for the Samli project in Turkey. The order comprises supply and installation, as well as a two-year service and maintenance contract. The wind power plant will be installed in the area of Balikesir close to Bandirma.

The order has been placed by BAKI Elektrik Üretim Ltd., a company belonging to Aksa Enerji. Aksa Enerji is fully owned by KAZANCI Holding, which is a leading Turkish Group within manufacturing of machinery and equipment for electricity generation.

This is the third order which Aksa Enerji has placed with Vestas within recent years. Vestas has already installed 10.8 MW at the Karakurt site in the Izmir region, and the Sabenova project consisting of 15 units of the V80-2.0 MW turbines will be installed during the first half of 2007.

"*Turkey is a fast growing energy market, and a strong dependency on external energy sources (70 per cent) is forcing Turkey to focus on new energy sources such as wind,*" says Ebbe Funk, President of Vestas Mediterranean A/S. "*At the same time,*" he continues: "*Turkey has a huge unexploited wind potential and we believe that wind energy could play a significant role in differentiating the energy mix and meeting the growing electricity demand in Turkey. This contract represents the largest wind power project in Turkey, and it clearly demonstrates Vestas' undeniable commitment to this market.*"

"*Furthermore, we are very pleased to have signed yet another contract with Aksa Enerji, which proves their loyalty towards Vestas and our products. During the negotiation phase, we have also had an excellent cooperation with EKF, The Danish Export Credit Agency, who has helped facilitate a financing concept for the project,*" Ebbe Funk concludes.

Delivery of the turbines will begin during the summer of 2007, and commissioning is expected to take place in the spring of 2008. The wind power plant, which will have an annual estimated power production of 256 GWh will spare the environment from approx 140,000 tons of CO_2 per year.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

The above order does not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No 4/2007 of 9 February 2007.

Any questions may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, telephone +34 93 241 9800 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

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